UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month September 2026
Commission File Number: 001-36810
CMB.TECH NV

De Gerlachekaai 20
2000 Antwerpen
Belgium
+32-3-247-44-11
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F ☒     Form 40-F ☐

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CMB.TECH	Financial Report HY 2026
INFORMATION CONTAINED IN THIS FORM 6-K REPORT
This report on Form 6-K of CMB.TECH NV ("CMB.TECH" or the "Company") includes the following:
•Cautionary statement regarding forward-looking statements;
•Unaudited condensed consolidated interim financial statements for the six-month period ended June
30, 2026:
◦Unaudited condensed consolidated interim statement of financial position;
◦Unaudited condensed consolidated interim statement of profit or loss;
◦Unaudited condensed consolidated interim statement of comprehensive income;
◦Unaudited condensed consolidated interim statement of changes in equity;
◦Unaudited condensed consolidated interim statement of cash flows; and
•Notes to the unaudited condensed consolidated interim financial statements;

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CMB.TECH	Financial Report HY 2026
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING
STATEMENTS
Matters discussed in this report may constitute forward-looking statements. The Private Securities
Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of
1995 and are including this cautionary statement in connection therewith. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words “believe,” “expect,”
“anticipate,” “estimate,” “intend,” “seek”, “plan,” “target,” “project,” “potential”, “continue”, “contemplate”,
“possible”, “likely,” “may,” “might”, “will,” “would,” “could” and similar expressions, terms, or phrases may identify forward-looking statements.
These forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to important factors and matters discussed elsewhere in this report, and in the documents incorporated by reference herein, important factors that, in our view, could cause our actual results and developments to differ materially from those discussed in the forward-looking statements may include but are not limited to:
•general economic, financial and market conditions, including inflation, interest rates, foreign exchange rates and the availability and cost of capital;
•conditions in the maritime, shipping and offshore markets in which we operate, including fluctuations in charter rates, spot rates, vessel values, residual values and steel prices;
•our ability to obtain financing and refinancing on acceptable terms, comply with covenants in our financing arrangements, meet our debt service obligations and manage interest rate and other financial risks;
•our ability to execute our business strategy, including our growth, acquisition, integration, fleet renewal and decarbonization strategies, and to realize the expected benefits of such strategies;
•our operating and capital costs, including fuel, bunker, dry docking, insurance, crew and other vessel operating expenses;
•delays in the delivery of newbuilding vessels, vessel breakdowns, off-hire periods and other operational disruptions;
•litigation, claims, regulatory investigations and other legal proceedings, including climate-related or public-interest claims;
•environmental, social and governance expectations of investors, lenders, customers and other stakeholders, and the costs and risks associated with meeting our related targets and objectives;
•our ability to attract and retain key personnel, including executive officers, shore-based personnel and seafarers;
•cybersecurity risks and the failure or unavailability of our information systems, including as a result of cyberattacks;
•domestic and international geopolitical conditions, including war, terrorism, piracy, sanctions, embargoes, trade restrictions, illicit trade, disruptions in the Red Sea and the Arabian Gulf, and other hostilities or instability affecting global trade and shipping routes;
•shifts in energy demand, including a shift away from oil and other fossil fuels toward alternative energy sources and propulsion technologies, and the risks associated with energy transition, technological change and the availability of alternative fuels and infrastructure;

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CMB.TECH	Financial Report HY 2026
•compliance with applicable laws, treaties and regulations, including anti-bribery, anti-corruption, tax, environmental, emissions, safety and other governmental requirements, and the costs associated therewith;
•reputational risks and changes in stakeholder perception relating to our business, strategy or industry;
•the ability of our counterparties to perform their obligations to us, including under charters, shipbuilding contracts, financing arrangements and other commercial agreements;
•the adequacy, availability and cost of insurance coverage;
•our incorporation under the laws of Belgium, the rights of our shareholders and the ability of shareholders to enforce judgments against us;
•the treatment of the company as a passive foreign investment company for U.S. tax purposes;
•the ability of our subsidiaries to declare or pay dividends; and
•losses arising from derivative instruments.
These factors and the other risk factors described in this report and other reports that we furnish or file with the U.S. Securities and Exchange Commission or the SEC, are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could adversely affect our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. These forward-looking statements speak only as of the date of this report. These forward looking statements are not guarantees of our future performance, and actual results and developments may vary materially from those projected in the forward looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
CONDENSED INTERIM FINANCIAL STATEMENTS AND
PREPARATION BASE
This document contains the condensed consolidated interim financial statements for the six-month period ended June 30, 2026. The financial report has been prepared in accordance with International Financial
Reporting Standards issued by the International Accounting Standards Board (IASB) and as adopted by the
European Union, collectively "IFRS".
Throughout this report, all references to “CMB.TECH,” the "Company,” “we,” “our,” and “us” refer to
CMB.TECH NV and its subsidiaries. Unless otherwise indicated, all references to “U.S. dollars,” “USD,”
“dollars,” “US$” and “$” in this annual report are to the lawful currency of the United States of America and references to “Euro,” “EUR,” and “€” are to the lawful currency of Belgium.

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CMB.TECH	Financial Report HY 2026
Unaudited condensed consolidated interim statement of financial position
(in thousands of USD)

	Note	June 30, 2026	December 31, 2025
ASSETS

Non-current assets
Vessels	12	6,875,419	6,323,773
Assets under construction	12	532,660	739,373
Right-of-use assets	12	4,935	4,847
Other tangible assets	12	48,002	23,981
Intangible assets	13	16,055	12,710
Goodwill	13	177,022	177,022
Receivables	20	98,018	97,116
Investments	25	154,217	111,346
Deferred tax assets	-	2,541	2,850

Total non-current assets		7,908,869	7,493,018

Current assets
Inventory	21	120,674	77,175
Trade and other receivables	22	415,688	320,843
Current tax assets	-	2,828	4,912
Short-term investments	25	8,271	—
Cash and cash equivalents	-	151,574	146,529
		699,035	549,459

Non-current assets held for sale	8	219,985	363,097

Total current assets		919,020	912,556

TOTAL ASSETS		8,827,889	8,405,574

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CMB.TECH	Financial Report HY 2026

EQUITY and LIABILITIES

Equity
Share capital	-	343,440	343,440
Share premium	-	1,689,882	1,817,557
Translation reserve	-	5,146	9,502
Hedging reserve	14	1,044	90
Treasury shares	-	(284,508)	(284,508)
Retained earnings	-	1,365,990	737,239

Equity attributable to owners of the Company		3,120,994	2,623,320

Non-current liabilities
Bank loans	16	2,869,323	2,839,590
Other borrowings	16	1,998,055	1,876,795
Lease liabilities	16	4,014	3,368
Other payables	17	15,072	20
Employee benefits	-	1,176	1,180
Deferred tax liabilities	-	26	485

Total non-current liabilities		4,887,666	4,721,438

Current liabilities
Trade and other payables	17	235,139	222,492
Current tax liabilities	-	2,807	8,288
Bank loans	16	195,082	351,170
Other notes	16	203,619	203,287
Other borrowings	16	180,981	273,898
Lease liabilities	16	1,587	1,681
Provisions	23	14	—

Total current liabilities		819,229	1,060,816

TOTAL EQUITY and LIABILITIES		8,827,889	8,405,574

The current year presentation reclassified prepayments to assets under construction. To align with this reclassification, the Group re-presented the comparative information.
The accompanying notes on pages 14 to 50 are an integral part of these condensed consolidated interim financial statements.

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CMB.TECH	Financial Report HY 2026
Unaudited condensed consolidated interim statement of profit or loss
(in thousands of USD except per share amounts)

	Note	2026	2025
		Jan. 1 - Jun. 30, 2026	Jan. 1 - Jun. 30, 2025
Shipping income
Revenue	9	1,223,573	622,852
Gains on disposal of vessels/other tangible assets	12	394,871	103,791
Other operating income	9	37,055	20,155
Total shipping income		1,655,499	746,798

Operating expenses
Raw materials and consumables	-	(2,003)	(5,128)
Voyage expenses and commissions	10	(249,168)	(123,742)
Vessel operating expenses	10	(252,956)	(175,473)
Charter hire expenses	-	(3,974)	(1,620)
Depreciation tangible assets	12	(216,568)	(162,767)
Amortisation intangible assets	13	(1,428)	(1,602)
Impairment reversals/(losses)	-	729	(3,573)
General and administrative expenses	10	(58,558)	(56,395)
Total operating expenses		(783,926)	(530,300)

RESULT FROM OPERATING ACTIVITIES		871,573	216,498

Finance income	11	21,112	25,707
Finance expenses	11	(178,981)	(208,147)
Net finance expenses		(157,869)	(182,440)

Share of profit (loss) of equity accounted investees (net of income tax)	25	21,495	1,571

PROFIT (LOSS) BEFORE INCOME TAX		735,199	35,629

Income tax benefit (expense)	-	(1,985)	(2,840)

PROFIT (LOSS) FOR THE PERIOD		733,214	32,789

Attributable to:
Owners of the company	15	733,214	51,766
Non-controlling interest		—	(18,977)

Basic earnings per share	15	2.53	0.27
Diluted earnings per share	15	2.53	0.27

Weighted average number of shares (basic)	15	290,169,769	194,216,835
Weighted average number of shares (diluted)	15	290,169,769	194,216,835

The accompanying notes on pages 14 to 50 are an integral part of these condensed consolidated interim financial statements

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CMB.TECH	Financial Report HY 2026
Unaudited condensed consolidated interim statement of comprehensive income
(in thousands of USD)

	Note	2026	2025
		Jan. 1 - Jun. 30, 2026	Jan. 1 - Jun. 30, 2025
Profit/(loss) for the period		733,214	32,789

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	-	—	—
Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	-	(4,356)	11,330
Cash flow hedges - effective portion of changes in fair value	14	954	(1,794)

Other comprehensive income (expense), net of tax		(3,402)	9,536

Total comprehensive income (expense) for the period		729,812	42,325

Attributable to:
Owners of the company		729,812	61,302
Non-controlling interest		—	(18,977)

The accompanying notes on pages 14 to 50 are an integral part of these condensed consolidated interim financial statements

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CMB.TECH	Financial Report HY 2026
Unaudited condensed consolidated interim statement of changes in equity
(in thousands of USD)

(in thousands of USD)	Note	Share capital	Share premium	Trans- lation reserve	Hedging reserve	Treasury shares	Retained earnings	Equity attributable to owners of the Company	Non- controlling interest	Total equity
Balance at January 1, 2025		239,148	460,486	(2,045)	2,145	(284,508)	777,098	1,192,324	—	1,192,324

Profit (loss) for the period	—	—	—	—	—	—	51,766	51,766	(18,977)	32,789
Total other comprehensive income (expense)	—	—	—	11,330	(1,794)	—	—	9,536	—	9,536
Total comprehensive income (expense)		—	—	11,330	(1,794)	—	51,766	61,302	(18,977)	42,325

Transactions with owners of the company
Business Combination - Initial purchase	24	—	—	—	—	—	—	—	1,460,354	1,460,354
Business Combination - Subsequent purchases	24	—	—	—	—	—	73,705	73,705	(210,771)	(137,066)
Dividends to Non-controlling interest	—	—	—	—	—	—	—	—	(5,095)	(5,095)
Total transactions with owners		—	—	—	—	—	73,705	73,705	1,244,488	1,318,193

Balance at June 30, 2025		239,148	460,486	9,285	351	(284,508)	902,569	1,327,331	1,225,511	2,552,842

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CMB.TECH	Financial Report HY 2026

	Note	Share capital	Share premium	Trans- lation reserve	Hedging reserve	Treasury shares	Retained earnings	Equity attributable to owners of the Company	Non- controlling interest	Total equity
Balance at January 1, 2026		343,440	1,817,557	9,502	90	(284,508)	737,239	2,623,320	—	2,623,320

Profit (loss) for the period	—	—	—	—	—	—	733,214	733,214	—	733,214
Total other comprehensive income (expense)	14	—	—	(4,356)	954	—	—	(3,402)	—	(3,402)
Total comprehensive income (expense)		—	—	(4,356)	954	—	733,214	729,812	—	729,812

Transactions with owners of the company
Dividends	14	—	(127,675)	—	—	—	(104,462)	(232,137)	—	(232,137)
Total transactions with owners		—	(127,675)	—	—	—	(104,462)	(232,137)	—	(232,137)

Balance at June 30, 2026		343,440	1,689,882	5,146	1,044	(284,508)	1,365,990	3,120,994	—	3,120,994

The accompanying notes on pages 14 to 50 are an integral part of these condensed consolidated interim financial statements

11

CMB.TECH	Financial Report HY 2026
Unaudited condensed consolidated interim statement of cash flows

	Note	2026	2025
(in thousands of USD)		Jan. 1 - Jun. 30, 2026	Jan. 1 - Jun. 30, 2025
Cash flows from operating activities
Profit (loss) for the period		733,214	32,789

Adjustments for:		(45,692)	247,711
Depreciation of tangible assets	12	216,568	162,767
Amortisation of intangible assets	13	1,428	1,602
Impairment losses (reversals)	-	(729)	3,573
Provisions	-	12	(149)
Income tax (benefits)/expenses	-	1,985	2,840
Share of profit of equity-accounted investees, net of tax	25	(21,495)	(1,571)
Net finance expense	11	157,869	182,440
(Gain)/loss on disposal of assets	12	(394,871)	(103,791)
(Gain)/loss on disposal of subsidiaries	-	213	—
Remeasurement existing stake following step up acquisition	-	(6,672)	—

Changes in working capital requirements		(102,666)	(63,149)
Change in cash guarantees	-	231	(2,736)
Change in inventory	21	(43,498)	(7,860)
Change in receivables from contracts with customers	22	(28,224)	5,156
Change in contract assets	22	(41,610)	(4,044)
Change in deferred charges	22	(6,303)	(44,064)
Change in other receivables	22	(9,807)	17,102
Change in trade payables	17	6,661	37,373
Change in accrued payroll	17	(1,662)	518
Change in accrued expenses	17	22,046	(43,814)
Change in contract liabilities	17	(1,211)	10,868
Change in other payables	17	711	(31,648)

Income taxes paid during the period	-	(5,073)	(1,296)
Interest paid	-	(166,016)	(146,037)
Interest received	-	3,520	3,080

Net cash from operating activities		417,287	73,098

Additions to vessels and vessels under construction	12	(809,221)	(547,113)
Proceeds from the sale of vessels	12	792,887	262,974
Acquisition of other tangible assets	12	(4,872)	(828)
Acquisition of intangible assets	13	(4,032)	(1,343)
Proceeds from the sale of other (in)tangible assets	12	51	—
Investments in other companies	25	(8,271)	—

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CMB.TECH	Financial Report HY 2026

Loans from (to) related parties	25	(21,369)	(1,331)
Net cash paid in business combinations and joint ventures	24/25	(34,798)	(1,098,897)
Net cash on deconsolidation / sale of subsidiaries	-	2,989	—
Lease payments received from finance leases	-	—	933
Dividends from other investments	25	3,860	4,276
Net cash used in investing activities		(82,776)	(1,381,329)

Proceeds from loans and borrowings	16	1,457,080	2,474,701
Repayment of bank loans	16	(1,212,592)	(703,016)
Repayment of lease liabilities	16	(760)	(9,686)
Repayment of commercial paper	16	(142,570)	(142,007)
Repayment of sale and leaseback	16	(174,438)	(29,888)
Transaction costs related to issue of loans and borrowings	16	(8,550)	(23,127)
Dividends paid	14	(246,645)	(5,395)
Acquisition of non-controlling interest	24	—	(137,066)

Net cash from (used in) financing activities		(328,475)	1,424,516

Net increase (decrease) in cash and cash equivalents		6,036	116,285

Net cash and cash equivalents at the beginning of the period	-	146,529	38,869
Effect of changes in exchange rates	-	(991)	(106)

Net cash and cash equivalents at the end of the period	-	151,574	155,048

The accompanying notes on pages 14 to 50 are an integral part of these condensed consolidated interim financial statements

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CMB.TECH	Financial Report HY 2026
Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2026

Note 1 - Reporting entity
Note 2 - Basis of preparation
Note 3 - Use of judgements and estimates
Note 4 - Changes in significant accounting policies
Note 5 - Changes in consolidation scope
Note 6 - Significant events
Note 7 - Segment reporting
Note 8 - Assets held for sale and discontinued operations
Note 9 - Revenue and other operating income
Note 10 - Expenses for shipping activities
Note 11 - Net finance expenses
Note 12 - Property, plant and equipment
Note 13 - Intangible assets and goodwill
Note 14 - Equity
Note 15 - Earnings per share
Note 16 - Interest-bearing loans and borrowings
Note 17 - Trade and other payables
Note 18 - Financial instruments
Note 19 - Deferred tax assets and liabilities
Note 20 - Non-current receivables
Note 21 - Inventory
Note 22 - Trade and other receivables
Note 23 - Provisions and contingencies
Note 24 - Business Combination
Note 25 - Investments
Note 26 - Subsequent events
Note 27 - Standards issued but not yet effective
Note 28 - Statement on the true and fair view of the consolidated financial statements and the fair overview of the management report

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CMB.TECH	Financial Report HY 2026
Note 1 - Reporting entity
CMB.TECH NV (the “Company”) is a company domiciled in Belgium. The address of the Company’s registered office is De Gerlachekaai 20, 2000 Antwerpen, Belgium. The condensed consolidated interim financial statements ("interim financial statements") as at and for the six months ended June 30, 2026 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interests in associates and joint ventures.
Note 2 - Basis of preparation
These condensed consolidated interim financial statements have been prepared in accordance with lAS 34
Interim Financial Reporting. They do not include all the information required for a complete set of IFRS annual financial statements and should therefore be read in conjunction with the consolidated financial statements for the year ended December 31, 2025 that have been prepared in accordance with
International Financial Reporting Standards and International Accounting Standards as issued by the
International Accounting Standards Board (IASB) and Interpretations (collectively IFRS Accounting
Standards).
Changes to and new significant accounting policies are described in Note 4.
These condensed consolidated interim financial statements were authorized for issue by the Supervisory
Board on September 2, 2026.
Note 3 - Use of judgements and estimates
The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.
The significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those described in the consolidated last annual financial statements.
Measurement of fair values
A number of the Group's accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.
When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.
The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
Further information about the assumptions made in measuring fair values are included in the following notes:

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CMB.TECH	Financial Report HY 2026
•Note 8 - Assets and liabilities held for sale and discontinued operations
•Note 13 - Intangible assets and Goodwill
•Note 18 - Financial Instruments
•Note 24 - Business Combination
Note 4 - Changes in significant accounting policies
The accounting policies adopted in the preparation of these condensed consolidated interim financial statements are consistent with those applied in the Group's consolidated financial statements as at and for the year ended December 31, 2025, that have been prepared in accordance with IFRS.
During the current financial period, the Group has adopted all the new and revised Standards and
Interpretations issued by the International Accounting Standards Board (IASB) and the International
Financial Reporting Interpretations Committee (IFRIC) of the IASB as adopted by the European Union and effective for the accounting year starting on January 1, 2026. The Group has not applied any new IFRS requirements that are not yet effective as per June 30, 2026.
The following new Standards, Interpretations and Amendments issued by the IASB and the IFRIC as adopted by the European Union are effective for the financial period:
•Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7);
•Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7); and
•Annual Improvements to IFRS Accounting Standards – Volume 11.
The adoption of these new standards and amendments has not led to major changes in the Group’s accounting policies.

16

CMB.TECH	Financial Report HY 2026
Note 5 - Changes in consolidation scope
The Company entered into an agreement with O&L regarding its entire 51% shareholding in Cleanergy Solutions
Namibia. The closing of the share purchase agreement took place on January 16, 2026, at which the Company acquired 100% of the voting rights and obtained control of Cleanergy Solutions Namibia.
On December 19, 2025, CMB.TECH NV entered into a sale and purchase agreement with International Seaways, agreeing to sell its shares held in Tankers Agencies (UK) Ltd. The transaction was closed on January 27, 2026.
In January 2026, the Company invested in the Chinese ammonia supply chain by signing an off-take agreement for green ammonia produced by CEEC Hydrogen Energy in Jilin Province and acquiring a minority stake in
Jiangsu Andefu Energy Technology Co. Ltd., one of China's largest ammonia supply chain companies (see Note
25).
On February 5, 2026, Bari Shipholding Ltd. was dissolved.
On April 14, 2026, Gener8 Maritime Subsidiary II Inc. and Euronav MI II Inc. were dissolved.
On 21 April 2026, the Group completed a post-merger legal restructuring whereby the former Golden
Ocean Bermuda entities were merged into CMB.TECH Bermuda Ltd., which was subsequently merged into
CMB.TECH Belgium NV. As a result, CMB.TECH Belgium NV became the surviving legal entity and assumed all assets, liabilities, rights, and obligations of the merged entities. The restructuring was undertaken to simplify the Group's legal structure following the integration of Golden Ocean.
On May 15, 2026, CMB.TECH Enterprises NV entered into a sale and purchase agreement with PJT Low Carbon
Holdings Ltd., agreeing to sell its shares in CMB.TECH Technology Development Centre Ltd.
On June 1, 2026, CMB.TECH Belgium increased its interest in TFG from 10% to 15% (see Note 25).
Besides the transactions as described above, no new subsidiaries were established or acquired, nor were there any other liquidations of subsidiaries.
Note 6 - Significant events
On January 7, 2026, the Company announced the sale of eight vessels, generating a total net gain of
$267.4 million based on the net sales prices and book values. The transactions included six VLCCs:
Daishan (2007 – 306,005 dwt), Hirado (2011 – 302,550 dwt), Hojo (2013 – 302,965 dwt), Dia (2015 – 299,999
dwt), Antigone (2015 – 299,421 dwt) and Aegean (2016 – 299,999 dwt), as well as the Capesize bulk carriers
Golden Magnum (2009 – 179,790 dwt) and Belgravia (2009 – 169,390 dwt). The vessels were delivered to their new owners during the first quarter of 2026.
On January 12, 2026, the Company took delivery of the VLCC Eburones (2026 – 319,000 dwt).
On January 13, 2026, the Company took delivery of the 25,000 dwt stainless steel chemical tanker Bochem
Callao.
On February 9, 2026, the Company announced the sale of the VLCCs Ingrid (2012 – 314,000 dwt) and Ilma
(2012 – 314,000 dwt). The vessels were delivered to their new owners in the second quarter of 2026, generating a gain of $98.2 million based on the net sales prices and book values.
On February 24, 2026, the Company declared an interim dividend of $0.16 per share.
On February 26, 2026, the Company announced that Benoit Timmermans would resign as member of the
Management Board with effect from May 1, 2026. His responsibilities were assumed by the remaining members of the Management Board.
On the same day, the Company also announced the sale of its share in the Tankers International (TI) Pool to International Seaways (INSW), following the completion of the transaction on January 27, 2026.

17

CMB.TECH	Financial Report HY 2026
On March 23, 2026, the Company took delivery of the VLCC Menapii (2026 – 319,000 dwt).
On March 26, 2026, the Company sold the Suezmax Sienna (2007 – 150,205 dwt). The vessel was delivered to its new owner during the second quarter of 2026, generating a gain of $29.2 million.
On April 8, 2026, the Company took delivery of the Suezmax Cap Grace (2026 – 156,000 dwt).
On April 27, 2026, the Company took delivery of the Suezmax Cap Joseph (2026 – 156,000 dwt).
On May 4, 2026, the Company took delivery of the Commissioning Service Operation Vessel (CSOV)
Windcat Haarlem.
During the month May, the Company also took delivery of the Newcastlemax dry bulk carriers Mineral
Latvija (2026 – 210,000 dwt) and Mineral Eesti (2026 – 210,000 dwt), further expanding its dry bulk fleet.
On May 25, 2026, the Company approved a distribution of $0.64 per share, consisting of an interim dividend of $0.20 per share and a distribution of $0.44 per share from the share premium reserve.
During June 2026, the company took delivery of the Newcastlemax dry bulk carriers Mineral Magyar (2026
– 210,000 dwt) and Mineral Lietuva, (2026 – 210,000 dwt) as well as the VLCC Morini (2026 – 319,000 dwt).
On June 22, 2026, CMB.TECH and Fortescue signed a landmark agreement for the charter of up to 12 ammonia-powered Newcastlemax bulk carriers, marking an important milestone in accelerating the transition towards zero-emission shipping.
During the month June, the Company completed the sale of the Suezmaxes Brest (2023 – 156,851 dwt) and
Brugge (2023 – 156,851 dwt). The vessels have been delivered in the third quarter of 2026 and will generate a gain of approximately $100.2 million to be recognised in the third quarter of 2026.

18

CMB.TECH	Financial Report HY 2026
Note 7 - Segment reporting
The Group distinguishes 6 operating segments of which 5 relate to the Marine business and are presented separately. The remaining operating segments comprise port vessels, Research & Development (formerly
H2 Industry) and Production & Distribution (formerly H2 Infra) which are presented together within the
“Other” category. The “Other” column also includes the Group’s holding activities.
•The Marine business consists of 5 operating segments: Euronav, Bocimar, Delphis, Bochem and
Windcat. These segments build, own, operate and design a wide range of low- and zero-carbon vessels and features a fleet with hydrogen-powered vessels such as Crew Transfer Vessels, ferries and
Commissioning Service Operations Vessels, as well as ammonia-ready or ammonia-powered large bulk carriers, container ships, chemical and crude oil tankers.
•Other: the Other category includes Production & Distribution (formerly H2 Infra) which is developing and securing the green molecule supply. The Company integrates and manages key technology and infrastructure for the production and distribution of green hydrogen and ammonia. Next to that it also includes Research & Development (formerly H2 Industry) which is a provider of scalable dual fuel industrial applications. Its proven combustion technology enables the company to develop heavy-duty hydrogen-powered applications. Furthermore, the port vessels are included in this segment. In addition, the Other category includes the centrally managed holding activities relating to the Group’s shipping entities.
Although not all operating segments meet the definition of a reportable segment in IFRS 8, the Group voluntarily discloses the related information since reported in this way to the Chief Operating Decision
Maker ("CODM").
The segment profit or loss figures and key assets as set out below are presented to the CODM on at least a quarterly basis to help the CODM in evaluating the respective segments. Following a change in the internal reporting requested by the CODM, the Group updated its segment reporting structure in 2026 to reflect the CODM's revised view of how performance is assessed across the Group. The Production & Distribution
(formerly H2 Infra) and Research and Development (formerly H2 Industry) activities, together with Port vessels and the holding activities, are  presented within a single "Other" column alongside the existing
Marine operating segments (Euronav, Bocimar, Delphis, Bochem, and Windcat).
As a result of the change in segment structure, comparative segment information has been restated to conform to the current segment presentation. This restatement affects only the allocation of balances and results between the segments disclosed in this note and has no impact on the Group’s consolidated statement of profit or loss, consolidated statement of financial position or consolidated statement of cash flows. No changes in accounting estimates or accounting policies were made in connection with the segment reclassification.
All positions directly attributable to the marine activities are allocated to the respective marine segment.
General positions that are managed centrally, comprising cash and cash equivalents, investments and interest-bearing debt not directly attributable to a vessel, are presented within "Other" and are not allocated to the marine segments.
Inter-segment transactions are presented in the “Eliminations” column. As cash, investments and financing are managed centrally and shifted between segments to fund their activities, inter-segment current account positions arise between the marine segments and "Other". These inter-segment current account balances are then eliminated in the "Eliminations" column.
Following the acquisition of Golden Ocean in 2025, Golden Ocean has been incorporated into the Bocimar segment. Management reviews performance at the combined dry bulk level as the activities, risks, customers, and economic characteristics are identical. Presenting both under Bocimar therefore provides the most accurate and consistent view of the Group’s dry bulk activities.

19

CMB.TECH	Financial Report HY 2026

	June 30, 2026
	Marine						Other	Less: Eliminations	Total
(in thousands of USD)	Euronav	Bocimar	Delphis	Bochem	Windcat	Total
Revenue	372,625	746,794	21,668	31,416	50,182	1,222,685	888	—	1,223,573
Profit (loss) before income tax	539,424	156,698	5,739	6,122	10,872	718,855	16,344	—	735,199

(in thousands of USD)	June 30, 2026
Vessels	1,360,841	4,731,683	205,450	312,680	264,585	6,875,239	180	—	6,875,419
Assets under construction	35,887	241,505	10,608	62,401	175,597	525,998	6,662	—	532,660
Other non-current assets	63,667	190,641	—	—	12,008	266,316	234,474	—	500,790
Assets held for sale	194,819	25,166	—	—	—	219,985	—	—	219,985
Other current assets	190,488	1,109,959	966	12,115	52,834	1,366,362	199,242	(866,569)	699,035

Non-current liabilities	1,068,092	3,160,736	135,039	119,844	270,301	4,754,012	133,654	—	4,887,666
Current liabilities	344,246	355,125	16,606	254,420	197,187	1,167,584	518,214	(866,569)	819,229

20

CMB.TECH	Financial Report HY 2026

	June 30, 2025 *
	Marine						Other	Less: Eliminations	Total
(in thousands of USD)	Euronav	Bocimar	Delphis	Bochem	Windcat	Total
Revenue	263,184	292,397	21,571	23,357	21,461	621,970	882	—	622,852
Profit (loss) before income tax	149,565	(51,021)	5,064	1,600	(29,560)	75,648	(42,410)	2,391	35,629

(in thousands of USD)	December 31, 2025 *
Vessels	1,121,450	4,518,624	210,530	276,374	196,542	6,323,520	253	—	6,323,773
Assets under construction	191,167	319,806	5,147	62,112	160,065	738,297	1,076	—	739,373
Other non-current assets	64,066	186,162	—	—	14,416	264,644	165,228	—	429,872
Assets held for sale	292,965	70,132	—	—	—	363,097	—	—	363,097
Other current assets	166,033	972,093	1,375	9,229	46,152	1,194,882	1,038,580	(1,684,003)	549,459

Non-current liabilities	1,162,776	3,076,121	137,801	101,218	235,412	4,713,328	17,544	(9,434)	4,721,438
Current liabilities	1,565,032	367,514	19,649	239,687	154,276	2,346,158	389,227	(1,674,569)	1,060,816
* The comparative information has been restated to reflect the CODM's revised view of how performance is assessed across the Group.
21

CMB.TECH	Financial Report HY 2026
Note 8 - Assets and liabilities held for sale and discontinued
operations
Assets held for sale
On January 7, 2026, CMB.TECH signed a Memorandum of Agreement for the sale of six VLCCs: Hirado
(2011 – 302,550 dwt), Hojo (2013 – 302,965 dwt), Antigone (2015 – 299,421 dwt), Daishan (2007 – 306,005
dwt), Dia (2015 – 299,999 dwt) and Aegean (2016 – 299,999 dwt). The vessels were accounted for as non-
current assets held for sale as at December 31, 2025. All six vessels were delivered to their respective buyers during the first quarter of 2026, generating a combined net gain of $259.3 million recognized upon delivery. Accordingly, the vessels are no longer classified as assets held for sale as at June 30, 2026.
The Capesize vessels Belgravia (2009 - 169,390 dwt) and Golden Magnum (2009 - 179,790 dwt), which were classified as held for sale at December 31, 2025, were delivered to their new owners and a net gain of
$3.6 million and $4.4 million respectively was recognized in January 2026. Accordingly, these vessels are no longer classified as assets held for sale as at June 30, 2026.
On March 26, 2026, the Company sold the Suezmax Sienna (2007 – 150,205 dwt) following the signing of a
Memorandum of Agreement. The vessel was accounted for as a non-current asset held for sale as at
December 31, 2025 and was delivered to its new owner on June 2, 2026. A net gain of $29.2 million was recognized upon delivery in the second quarter. Accordingly, the vessel is no longer classified as an asset held for sale as at June 30, 2026.
The Suezmax vessels Brugge (2023 – 156,851 dwt) and Brest (2023 – 156,851 dwt) were sold following the signing of Memoranda of Agreement on June 12, 2026, for a combined net sales price of $224.0 million.
Both vessels are accounted for as assets held for sale as at June 30, 2026 and have a combined carrying value of $123.8 million. The net gain on the vessels amounts to $100.2 million and will be recognized upon delivery to their new owners, expected during the third quarter of 2026.
As at June 30, 2026, the VLCC Donoussa (2016 – 299,999 dwt) was subject to an active and advanced sale process. Management assessed that the criteria for classification as held for sale under IFRS 5, including that a sale was highly probable within twelve months, were met as at June 30, 2026. The vessel is accounted for as an asset held for sale as at June 30, 2026 and had a carrying value of $49.4 million. A
Memorandum of Agreement formalizing these terms was subsequently signed on July 15, 2026, confirming management's assessment as at the reporting date. A net gain of $74.3 million will be recognized upon delivery to its new owner, expected during the fourth quarter of 2026.
Suezmax Stella (2011 – 165,000 dwt) and Capesize vessel Golden Myrtalia (2011 - 177,979 dwt) have been classified as an asset held for sale since December 31, 2025, and this status remains unchanged as at June
30, 2026. Management continues to actively market the vessels at a price considered reasonable given current market conditions and remains committed to its disposal within the timeframe required under
IFRS 5. Accordingly, Stella and Golden Myrtalia continue to be classified as an asset held for sale as at June
30, 2026.
Discontinued operations
As of June 30, 2026 and as of December 31, 2025 the Group had no operations that met the criteria of discontinued operations.

22

CMB.TECH	Financial Report HY 2026
Note 9 - Revenue and other operating income
In the following table, revenue is disaggregated by type of contract.

	For the six month period ended June 30, 2026
	Marine						Other	Less: Elimination	Total
(in thousands of USD)	Euronav	Bocimar	Delphis	Bochem	Windcat	Total
Pool Revenue	32,187	—	—	9,258	—	41,445	—	—	41,445
Spot Voyages	188,544	608,351	—	—	—	796,895	—	—	796,895
Revenue from contracts with customers	220,731	608,351	—	9,258	—	838,340	—	—	838,340
Time Charters	151,894	138,443	21,668	22,158	50,182	384,345	888	—	385,233
Total revenue	372,625	746,794	21,668	31,416	50,182	1,222,685	888	—	1,223,573

Other income	35,698	39	—	262	1,112	37,111	5,370	(5,426)	37,055

	For the six month period ended June 30, 2025
	Marine						Other	Less: Elimination	Total
(in thousands of USD)	Euronav	Bocimar	Delphis	Bochem	Windcat	Total
Pool Revenue	64,766	—	—	8,861	—	73,627	—	—	73,627
Spot Voyages	91,206	183,653	—	—	—	274,859	—	—	274,859
Revenue from contracts with customers	155,972	183,653	—	8,861	—	348,486	—	—	348,486
Time Charters	107,212	108,744	21,571	14,496	21,461	273,484	882	—	274,366
Total revenue	263,184	292,397	21,571	23,357	21,461	621,970	882	—	622,852

Other income	15,729	586	—	—	—	16,315	12,419	(8,579)	20,155

23

CMB.TECH	Financial Report HY 2026
The increase in total revenue for the period is primarily attributable to higher spot market revenue, mainly in the Bocimar segment. This is driven by the former Golden Ocean fleet being included for the full six-month period in 2026 (compared to approximately 3.5 months in 2025), together with an increased fleet size from newbuilding vessels delivered from the shipyard and an improved freight market. Spot revenue in the Euronav segment also increased, mainly as a result of higher market rates. This increase in spot revenue was partially offset by a decrease in pool revenue, driven by the exit of all Euronav vessels from the TI Pool during the first half of 2026.
Time charter revenue increased compared to the same period in the prior year, mainly due to the higher number of vessels employed on time charter, including the additional
Golden Ocean vessels now included for the full period, as well as increased time charter activity across the Bochem and Windcat segments.
Other operating income comprises revenues related to the day-to-day commercial operation of the fleet that are not directly attributable to specific voyages. The increase in other operating income is mainly attributable to compensation received for loss of hire relating to vessels affected by the situation in the Strait of Hormuz, together with income recognized on the sale of the Group's stake in the TI Pool.

24

CMB.TECH	Financial Report HY 2026
Note 10 - Expenses for shipping activities
Voyage expenses and commissions

For the six month period ended

(in thousands of USD)	June 30, 2026	June 30, 2025

Commissions paid	(11,723)	(10,975)
Bunkers	(166,392)	(79,970)
Other voyage related expenses	(71,053)	(32,797)
Total voyage expenses and commissions	(249,168)	(123,742)

The voyage expenses and commissions increased in the first six months of 2026 compared to the same period in 2025 mainly due to an increase in bunker costs and other voyage related expenses.
The increase in bunker costs and commissions paid in the first half of 2026 is primarily driven by the integration of the Golden Ocean fleet for a full six-month period, resulting in more vessels operating in the spot market as well as increased bunker prices. For vessels operating in the spot market, voyage expenses are borne by the shipowner, whereas for vessels under time charter contracts, voyage expenses are borne by the charterer. For vessels operating in a pool, voyage expenses are borne by the pool.
The majority of other voyage expenses relate to port costs and agency fees, which are owner's expenses on voyage charters. Port costs vary depending on the number of spot voyages performed and the number and type of ports called. Port costs increased significantly as a result of the Golden Ocean fleet acquisition and increased port calls.
Vessel operating expenses

For the six month period ended

(in thousands of USD)	June 30, 2026	June 30, 2025

Crew related expenses	(133,252)	(86,240)
Technical and other operating expenses	(99,434)	(73,036)
Insurance	(20,270)	(16,197)
Total vessel operating expenses	(252,956)	(175,473)

Operating expenses relate mainly to the crewing, technical, and other costs of operating vessels. Crewing costs comprise crew wages, travel, and victualling costs. Technical costs relate mainly to maintenance, spare parts, and forwarding costs. Other costs mainly comprise port costs and costs for certifications and inspections. The increase in operating expenses is primarily attributable to the growth in the number of vessels in the fleet during the first half of 2026 compared to the same period in 2025, following the acquisition of Golden Ocean Group Ltd on March 12, 2025 and the delivery of newbuild dry bulk vessels.

25

CMB.TECH	Financial Report HY 2026
General and administrative expenses

For the six month period ended

(in thousands of USD)	June 30, 2026	June 30, 2025

Wages and salaries	(15,209)	(12,029)
Social security costs	(2,541)	(1,918)
Other employee benefits	(5,202)	(1,637)
Employee benefits	(22,952)	(15,584)

Administrative expenses	(34,648)	(39,501)
Tonnage Tax	(1,419)	(1,459)
Claims	796	—
Provisions	(335)	149

Total general and administrative expenses	(58,558)	(56,395)

The general and administrative expenses which include amongst others: shore staff wages, director fees, consulting and audit fees and tonnage tax, increased in the first six months of 2026 compared to the same period in 2025.
The increase was mainly driven by higher employee benefit expenses, reflecting the integration of Golden
Ocean for a full six-month period, as well as other one-off items due to the restructuring of the fleet.

26

CMB.TECH	Financial Report HY 2026
Note 11 - Net finance expenses

For the six month period ended

(in thousands of USD)	June 30, 2026	June 30, 2025

Interest income	7,478	6,866
Foreign exchange gains	13,634	18,841
Finance income	21,112	25,707

Interest expense on financial liabilities measured at amortized cost	(168,762)	(159,839)
Interest leasing	(280)	(2,515)
Fair value adjustment on interest rate swaps	(77)	(420)
Other financial charges	(5,847)	(4,297)
Foreign exchange losses	(4,015)	(41,076)
Finance expense	(178,981)	(208,147)

Net finance expenses	(157,869)	(182,440)

Interest expense on financial liabilities measured at amortized cost increased slightly in the first six months of 2026 compared to the same period in 2025.
Foreign exchange losses decreased in the first six months of 2026 compared to the same period of 2025, primarily attributable to an appreciation of the euro against the US dollar in the first half of 2025, which partially reversed in the first half of 2026, easing the translation impact on the Group's EUR-denominated facilities.

27

CMB.TECH	Financial Report HY 2026
Note 12 - Property, plant and equipment

(in thousands of USD)	Note	Vessels	Assets under construction	Right-of-use assets	Other tangible assets	Total PPE
At January 1, 2026
Cost	—	7,757,790	739,373	10,038	37,105	8,544,306
Depreciation & impairment losses	—	(1,434,017)	—	(5,191)	(13,124)	(1,452,332)
Net carrying amount		6,323,773	739,373	4,847	23,981	7,091,974

Acquisitions	—	34,076	779,397	—	620	814,093
Acquisitions through business combinations	—	—	568	(26)	29,117	29,659
Disposals and cancellations	—	(81,498)	—	—	(82)	(81,580)
Depreciation charges	—	(213,304)	—	(720)	(2,544)	(216,568)
Transfer to assets held for sale	8	(173,196)	—	—	—	(173,196)
Transfers	—	986,113	(986,032)	1,195	(1,276)	—
Exit from the consolidation scope		—	—	(346)	(1,343)	(1,689)
Translation differences	—	(545)	(646)	(15)	(471)	(1,677)
Balance at June 30, 2026		6,875,419	532,660	4,935	48,002	7,461,016

At June 30, 2026
Cost	—	8,371,044	532,660	10,175	61,029	8,974,908
Depreciation & impairment losses	—	(1,495,625)	—	(5,240)	(13,027)	(1,513,892)
Net carrying amount		6,875,419	532,660	4,935	48,002	7,461,016
The current year presentation reclassified prepayments to assets under construction. To align with this reclassification, the
Group re-presented the comparative information.
In the first six months of 2026, two VLCCs, two Suezmax vessels and nine dry bulk vessels have been dry-
docked. The cost of planned repairs and maintenance is capitalized and included under the heading
Acquisitions.
During the first half of 2026, the Company took delivery of four Newcastlemax vessels (Mineral Latvija,
Mineral Magyar, Mineral Eesti and Mineral Lietuva), three VLCCs (Eburones, Menapii and Morini), two Suezmax vessels (Cap Grace and Cap Joseph), one chemical tanker (Bochem Callao), and one CSOV (Windcat
Haarlem).
The Group had twenty-five vessels under construction at June 30, 2026, for an aggregate amount of
$526.0 million. The amounts presented within "vessels under construction" relate to one eco-type VLCC, two dual-fuel bitumen tankers, six Newcastlemax bulk carriers, six chemical tankers, three CSOVs
(Commissioning Service Operations Vessels), two coaster vessels of 5,000 dwt, one 1,400 TEU ammonia-
powered container vessel, two Hydrocat CTVs (Crew Transfer Vessel), one MPASV (Multi-Purpose
Accommodation Support Vessel) and one Multi Purpose Harbour Vessel. The Group capitalizes borrowing costs related to the financing of the newbuild vessels as reported under vessels under construction. As per
June 30, 2026, the total amount that was capitalized amounts to $8.8 million at an average interest rate of
7%.
The line acquisitions through business combinations relates to Cleanergy (see Note 24).

28

CMB.TECH	Financial Report HY 2026
Disposal of assets – Gains/losses

(in thousands of USD)	Sale price	Book Value	Gain
Daishan - Sale	47,000	20,479	26,521
Dia - Sale	103,000	48,399	54,601
Hojo - Sale	85,000	48,877	36,123
Hirado - Sale	75,000	39,174	35,826
Antigone - Sale	103,000	53,808	49,192
Aegean - Sale	107,000	49,961	57,039
Belgravia - Sale	25,047	21,443	3,604
Golden Magnum - Sale	28,026	23,577	4,449
Ingrid - Sale	88,800	39,246	49,554
Ilma - Sale	88,800	40,190	48,610
Sienna - Sale	41,882	12,687	29,195
Windcat 4 - Sale and leaseback	331	176	155
Sale IT equipment	2	—	2

For the six month period ended June 30, 2026	792,887	398,017	394,871

	Sale price	Book Value	Gain
Alsace - Sale	96,850	69,388	27,462
Cap Lara - Sale	33,213	14,437	18,776
Windcat 6 - Sale	268	48	220
Iris - Sale	99,990	42,857	57,133
Golden Ioanari - Sale	15,811	15,811	—
Golden Keen - Sale	16,848	16,649	199

For the six month period ended June 30, 2025	262,980	159,190	103,789

29

CMB.TECH	Financial Report HY 2026
On January 7, 2026, the Company entered into agreements for the sale of six VLCCs. The vessels were delivered to their new owners as follows: Dia (2015 – 299,999 dwt) for $103.0 million, delivered on January 28, 2026, generating a net gain of $54.6 million; Aegean (2016 – 299,999 dwt) for $107.0 million, delivered on February 9,
2026, generating a net gain of $57.0 million; Hirado (2011 – 302,550 dwt) for $75.0 million and Hojo (2013 –
302,965 dwt) for $85.0 million, both delivered on February 23, 2026, generating net gains of $35.8 million and
$36.1 million respectively; and Antigone (2015 – 299,421 dwt) for $103.0 million and Daishan (2007 – 306,005 dwt) for $47.0 million, both delivered on March 4, 2026, generating net gains of $49.2 million and $26.5 million respectively. In aggregate, the six VLCCs generated a net gain of $259.3 million in the first quarter of 2026.
The Company sold the Capesize vessels Golden Magnum (2009 – 179,790 dwt) and Belgravia (2009 – 169,390
dwt) for $28.0 million and $25.1 million respectively. Both vessels were delivered to their new owners during the first quarter of 2026, generating net gains of $4.4 million and $3.6 million respectively.
On February 4, 2026, the Company entered into agreements for the sale of two further VLCCs, Ilma (2012 –
314,000 dwt) and Ingrid (2012 – 314,000 dwt), for $88.8 million each. Ilma was delivered to its new owner on
April 9, 2026, and Ingrid on April 22, 2026, generating net gains of $48.6 million and $49.6 million respectively.
On March 26, 2026, the Company sold the Suezmax Sienna (2007 – 150,205 dwt) for $41.9 million. The vessel was delivered to its new owner on June 2, 2026, generating a net gain of $29.2 million.
The Company entered into a sale and leaseback transaction in respect of Windcat 4, generating a net gain of
$0.2 million.
Impairment
Marine
Based on the impairment indicator analysis con-ducted for the period ending June 30, 2026, the Group has not identified any impairment triggers within its Marine division that require further impairment testing.
Both internal and external impairment indicators, including asset performance, market valuations, and macroeconomic conditions, have been thoroughly assessed. The review is supported by independent broker valuations which indicate that the fair market value of the fleet exceeds its carrying value. The same analysis was conducted for the year ending December 31, 2025.
Accordingly, as of the reporting date, no further impairment adjustments are required for the Group’s assets within the Marine division. The Management Board, under supervision of the Supervisory Board, will continue to evaluate potential impairment risks on an ongoing basis, ensuring timely responses to any significant changes in market conditions or operational performance.
Security
All vessels financed with bank loans are subject to a mortgage to secure bank loans (see Note 16).
Capital commitment
As at June 30, 2026 the Group's total capital commitment amounts to $0.9 billion (December 31, 2025:
$1.6 billion). These capital commitments can be detailed as follows:

30

CMB.TECH	Financial Report HY 2026

(in thousands of USD)	Total	2026	2027	2028	2029

Commitments in respect of:
Tankers	78,540	78,540	—	—	—
Dry bulk vessels	283,559	273,716	9,843	—	—
Container vessels	29,570	29,570	—	—	—
Chemical tankers	334,250	59,900	34,100	159,650	80,600
Offshore wind vessels	166,361	64,414	92,416	9,531	—
Other	8,557	8,557	—	—	—
Total	900,837	514,697	136,359	169,181	80,600

The current newbuilding program of the Group comprises the following:
–1 eco-type VLCC,
–6 Newcastlemax bulk carriers,
–6 chemical tankers,
–Offshore wind vessels are related to 3 CSOVs (Commissioning Service Operation Vessel),
1 MPASV (Multi Purpose Accommodation Support Vessel) and 2 CTVs (Crew Transfer Vessels).
–2 coasters of 5,000 dwt,
–1 ammonia-powered container vessel with a capacity of 1,400 TEU,
–2 dual-fuel bitumen tankers,
–The other items are related to a multi purpose harbour vessel and other hydrogen applications.

31

CMB.TECH	Financial Report HY 2026
Note 13 - Intangible assets and goodwill

(in thousands USD)	Note	Customer contracts	Other intangible assets	Total intangible assets	Goodwill
At January 1, 2026
Cost	-	16,569	6,427	22,996	177,022
Amortisation	-	(5,614)	(4,672)	(10,286)	—
Net carrying amount		10,955	1,755	12,710	177,022

Acquisitions	-	—	4,032	4,032	—
Amortisation charges	-	(788)	(640)	(1,428)	—
Exit from the consolidation scope	-	—	(256)	(256)	—
Translation differences	-	—	997	997	—
Balance at June 30, 2026		10,167	5,888	16,055	177,022

At June 30, 2026
Cost	-	16,569	10,945	27,514	177,022
Amortisation & impairment losses	-	(6,402)	(5,057)	(11,459)	—
Net carrying amount		10,167	5,888	16,055	177,022
The goodwill recognized as per January 1, 2026 relates to the acquisition of Golden Ocean Group Ltd. in
March 2025 (see Note 24). The recognition of goodwill reflects management’s strong confidence in the long-term prospects of the dry bulk market and the expected growth of the business segment. The resulting goodwill is recognized on the statement of financial position and will be subject to annual impairment testing in accordance with applicable accounting standards. As of June 30, 2026, the assessment did not identify any impairment indicators.

32

CMB.TECH	Financial Report HY 2026
Note 14 - Equity
Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.
Hedging reserve

	June 30, 2026
(in thousands of USD)	Notional Value	Fair Value - Assets	Fair Value - Liabilities	Change recognised in OCI
Interest rate swaps
$161.1 million facility	82,964	1,044	—	954

	June 30, 2025
(in thousands of USD)	Notional Value	Fair Value - Assets	Fair Value - Liabilities	Change recognised in OCI
Interest rate swaps
$161.1 million facility	102,220	538	187	(1,794)

The Group, in connection to the $150.0 million facility raised on June 21, 2022, and amended in the second half of 2024 to $161.1 million, entered into several Interest Rate Swaps (IRSs) for a combined notional value of $109.4 million. These IRSs are used to hedge the risk related to the fluctuation of the SOFR rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs are matching the repayment profile of the facility and mature on March 31, 2030. The notional value of these instruments at June 30,
2026 amounted to $83.0 million. The fair value of these instruments at June 30, 2026 amounted to $1.0 million (see Note 18, 20 and 22) and $1.0 million has been recognized in OCI in 2026.
Treasury shares
As of June 30, 2026 and December 31, 2025 CMB.TECH NV owned 25,807,878 of its own shares.
Distributions
The total amount of dividends declared by the Supervisory Board in the first six months of 2026 was
$232.1 million. On February 24, 2026, the Company declared an interim dividend of $0.16 per share and on May 25, 2026, the Supervisory Board approved a shareholder distribution of $0.64 per share which is a combination of (i) an interim dividend of $0.20 per share and (ii) a payment of $0.44 per share out of the share premium reserve. $246.6 million was paid in the first six months of 2026.

33

CMB.TECH	Financial Report HY 2026
Note 15 - Earnings per share
Basic earnings per share
The calculation of basic earnings per share was based on a result attributable to ordinary shares and a weighted average number of ordinary shares outstanding during the six month period ended June of each year, calculated as follows:
Result attributable to ordinary shares

	For the six month period ended

	June 30, 2026	June 30, 2025

Result for the period (in USD)	733,213,807	51,766,350
Weighted average number of ordinary shares	290,169,769	194,216,835
Basic earnings per share (in USD)	2.53	0.27
Weighted average number of ordinary shares

(in shares)	Shares issued	Treasury shares	Shares outstanding	Weighted number of shares
On issue at January 1, 2026	315,977,647	25,807,878	290,169,769	290,169,769
Issuance of shares	—	—	—	—
Purchases of treasury shares	—	—	—	—
Withdrawal of treasury shares	—	—	—	—
Transfer of treasury shares	—	—	—	—
On issue at June 30, 2026	315,977,647	25,807,878	290,169,769	290,169,769

Diluted earnings per share
For the six months ended June 30, 2026, the diluted earnings per share (in USD) amount to 2.53 (2025:
0.27). As at June 30, 2026 and June 30, 2025, the Company had no outstanding instruments that could give rise to dilution of ordinary shares. Accordingly, diluted earnings per share equals basic earnings per share for both periods presented.

34

CMB.TECH	Financial Report HY 2026
Note 16 - Interest-bearing loans and borrowings

(in thousands of USD)	Note	Bank loans	Other Notes	Lease liabilities	Other borrowings	Total
More than 5 years	—	556,818	—	48	1,372,532	1,929,398
Between 1 and 5 years	—	2,282,772	—	3,320	504,263	2,790,355
More than 1 year		2,839,590	—	3,368	1,876,795	4,719,753
Less than 1 year	—	351,170	203,287	1,681	273,898	830,036
At January 1, 2026		3,190,760	203,287	5,049	2,150,693	5,549,789

New loans	—	1,111,166	—	104	345,914	1,457,184
Repayments	—	(1,212,592)	—	(760)	(317,008)	(1,530,360)
Acquisitions through business combinations	—	—	—	1,607	—	1,607
Transaction expenses		(16,545)	332	—	1,183	(15,031)
Other changes	—	1,121	—	—	(170)	951
Exit from the consolidation scope	—	—	—	(381)	—	(381)
Translation differences	—	(9,505)	—	(18)	(1,576)	(11,099)
Balance at June 30, 2026		3,064,405	203,619	5,601	2,179,036	5,452,661

More than 5 years	—	767,610	—	1,095	1,364,005	2,132,710
Between 1 and 5 years	—	2,101,713	—	2,919	634,050	2,738,682
More than 1 year		2,869,323	—	4,014	1,998,055	4,871,392
Less than 1 year	—	195,082	203,619	1,587	180,981	581,269
Balance at June 30, 2026		3,064,405	203,619	5,601	2,179,036	5,452,661

The amounts shown under "New Loans" and "Repayments" related to bank loans include drawdowns and repayments under revolving credit facilities during the year.

35

CMB.TECH	Financial Report HY 2026
Bank loans
Terms and debt repayment schedule
The terms and conditions of outstanding loans were as follows:

(in thousands of USD)				June 30, 2026			December 31, 2025
	Curr.	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Unsecured Revolving loan 150.0M	EUR	SOFR + CAS + 1.80%	2028	170,910	110,000	108,641	176,250	—	(1,651)
Secured FSO loan 161.1M	USD	SOFR + 2.05%	2030	110,619	110,619	109,937	123,593	123,593	122,736
Secured vessels loan Refi - Revolving loan 950M*	USD	SOFR + 1.70% - 2.30%	2028	950,000	436,000	429,498	950,000	735,000	730,703
Secured vessels loan 129.75M	USD	SOFR + 1.28% - 1.73%	2038	129,750	129,750	129,981	25,950	25,950	25,481
Secured vessels Revolving loan 182.5M*	USD	SOFR + 2.20% - 2.80%	2029	16,963	16,963	16,255	46,049	45,049	44,109
Credit Line Belfius Windcat EUR 1.25M	EUR	SOFR + 1.83%	—	—	—	—	1,469	1,469	1,470
Credit Line KBC Windcat EUR 1.25M	EUR	SOFR + 2.40%	—	—	—	—	1,469	1,469	1,470
Loan BNPPF EUR 151.2M	EUR	Euribor + 1.00%	2038	132,710	132,710	128,494	121,750	121,750	119,813
Loan CEXIM I 152M	USD	SOFR + 2.06%	2036	64,886	64,886	62,868	67,425	67,425	65,354
Loan CEXIM II 280M	USD	SOFR + 2.06%	2036	169,175	169,175	163,644	175,855	175,855	170,166
Loan CEXIM III 224M	USD	SOFR + 2.06%	2038	158,293	158,293	153,494	162,773	162,773	157,768
Loan KBC/Belfius Windcat EUR 78M	EUR	Euribor + 3.25%	2027	—	—	—	46,998	46,998	46,838
Loan SocGen EUR 154.7M	EUR	Euribor + 1.00% Euribor + 0.90%	2037 2039	106,676	106,676	104,741	91,364	91,364	89,122
Loan SocGen EUR 8.8M	EUR	Euribor + 1.10%	2033	7,520	7,520	7,543	8,272	8,272	8,297
Secured loan 41.8M	USD	SOFR + 2.00%	2033	39,804	39,804	39,173	41,109	41,109	40,420
Secured vessels loan 392.7M	USD	SOFR + 1.75%	2038	334,040	334,040	322,312	168,861	168,861	167,244
1.4B Bridge Facility	USD	SOFR + 3.04%	2026	—	—	—	122,522	122,522	122,598
Secured vessels loan 2B Facility	USD	SOFR + 1.50% - 2.00%	2030	1,095,344	1,095,344	1,080,204	1,194,659	1,194,659	1,182,981
Loan 1,400 TEU 26.3M	USD	SOFR + 3.75% EURIBOR + 3.55%	2032	4,050	4,050	4,096	2,025	2,025	2,043
Secured loan 57.5M	USD	SOFR + 1.80%	2034	57,529	57,529	57,134	20,084	20,084	20,109

36

CMB.TECH	Financial Report HY 2026

Secured vessels Revolving loan 105.1M	USD	SOFR + 1.80%	2027	63,100	63,100	63,574	74,100	74,100	73,690
Secured loan 61.2M	EUR	Euribor + 2.00%	2031	59,033	59,033	58,787	—	—	—
Secured loan BNPPFF USD 68M	USD	SOFR + 1.80%	2038	23,800	23,800	24,029	—	—	—
Total interest-bearing bank loans				3,694,202	3,119,292	3,064,405	3,622,577	3,230,327	3,190,760

* The total amount available under the revolving loan facilities depends on the total value of the fleet of tankers securing the facility.
The facility size of the vessel loans can be reduced if the value of the collateralized vessels falls under a certain percentage of the outstanding amount under that loan.
Other notes

(in thousands of USD)				June 30, 2026			December 31, 2025
	Curr.	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Unsecured notes	USD	6.25%	2026	200,000	200,000	203,619	200,000	200,000	203,287
Total other notes				200,000	200,000	203,619	200,000	200,000	203,287

On March 18, 2022, the Financial Supervisory Authority of Norway approved the listing on the Oslo Stock
Exchange of Euronav Luxembourg S.A.’s $200 million senior unsecured bonds due September 2026.

37

CMB.TECH	Financial Report HY 2026
Other borrowings
On June 6, 2017, the Group signed an agreement with BNP to act as dealer for a Treasury Notes Program with a maximum outstanding amount of 50 million Euro. On October 1, 2018, KBC was appointed as an additional dealer in the agreement and the maximum amount was increased from 50 million Euro to
150 million Euro. As of June 30, 2026, the outstanding amount was $51.6 million or 45.3 million Euro
(December 31, 2025: $43.1 million or 36.7 million Euro). The Treasury Notes are issued on an as needed basis with different durations and initial pricing is set to 60 bps over Euribor. The Company enters into FX forward contracts to manage the transaction risks related to these instruments issued in Euro compared to the USD Group currency. The FX contracts have a same nominal amount and duration as the issued
Treasury Notes and they are measured at fair value with changes in fair value recognized in the consolidated statement of profit or loss. On June 30, 2026, the fair value of these forward contracts amounted to $0.4 million (December 31, 2025: $0.5 million).
CMB.TECH Group entered into a number of sale and leaseback financing arrangements in relation to its newbuilding program during 2025 and 2026 which also feature a pre-delivery finance component. The sale and leaseback financing agreements have a term of between 10 and 15 years from the delivery of the respective vessels and carry an interest rate of SOFR plus 1.95% to 4.21%. At the end of the bareboat contract, the Company has a purchase option or a purchase obligation. As at June 30, 2026, the total carrying value of the outstanding balance under these financing arrangements was $2,127.5 million.
The future capital payments for these leaseback agreements are as follows:

(in thousands of USD)	June 30, 2026	December 31, 2025

Less than one year	128,559	229,951
Between one and five years	638,311	508,140
More than five years	1,372,089	1,381,645
Total future capital payables	2,138,959	2,119,736

Note 17 - Trade and other payables

(in thousands of USD)	June 30, 2026	December 31, 2025

Other payables	15,072	—
Derivatives	—	20
Total non-current other payables	15,072	20
Trade payables	87,212	79,942
Accrued expenses	58,377	36,330
Accrued payroll	5,154	6,816
Dividends payable	108	14,616
Contract liabilities	77,523	78,734
Other payables	6,765	6,054
Total current trade and other payables	235,139	222,492

The increase in non-current other payables is primarily due to the deferred consideration for the acquisition of an additional 5% stake in TFG Marine, equity accounted investee and a related party.
The increase in current trade and other payables is primarily attributable to an increase in the accrued expenses and in trade payables. This was partially offset by a decrease in dividends payable. Trade payables include payables to TFG Marine of $22.9 million (see Note 25 – Investments for further details).

38

CMB.TECH	Financial HY Report 2026
Note 18 - Financial instruments
Accounting classifications and fair values
The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value, such as trade and other receivables and payables.

39

CMB.TECH	Financial HY Report 2026

		Carrying amount				Fair value
(in thousands of USD)	Note	Financial instruments at fair value	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
June 30, 2026

Financial assets measured at fair value
Interest rate swaps	20-22	1,044	—	—	1,044	—	1,044	—	1,044
Investments	25	89,800	—	—	89,800	—	—	89,800	89,800
Short-term investments	25	8,271	—	—	8,271	8,271	—	—	8,271
		99,115	—	—	99,115

Financial assets not measured at fair value
Non-current receivables (excl. derivatives)	20	—	97,461	—	97,461	—	—	97,461	97,461
Trade and other receivables *	22	—	352,389	—	352,389	—	—	—	—
Cash and cash equivalents	—	—	151,574	—	151,574	—	—	—	—
		—	601,424	—	601,424

Financial liabilities measured at fair value
Forward exchange contracts	16	410	—	—	410	—	410	—	410
		410	—	—	410

Financial liabilities not measured at fair value
Secured bank loans	16	—	—	2,955,764	2,955,764	—	2,955,764	—	2,955,764
Unsecured bank loans	16	—	—	108,641	108,641	—	108,641	—	108,641
Unsecured other notes	16	—	—	203,619	203,619	204,081	—	—	204,081
Other borrowings	16	—	—	2,179,036	2,179,036	—	2,179,036	—	2,179,036
Lease liabilities	16	—	—	5,601	5,601	—	—	—	—
Trade and other payables *	17	—	—	172,632	172,632	—	—	—	—
		—	—	5,625,293	5,625,293

40

CMB.TECH	Financial HY Report 2026

		Carrying amount				Fair value
(in thousands of USD)	Note	Financial instruments at fair value	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
December 31, 2025

Financial assets measured at fair value
Forward exchange contracts	22	482	—	—	482	—	482	—	482
Interest rate swaps	20-22	110	—	—	110	—	110	—	110
Bunker derivatives	22	96	—	—	96	—	96	—	96
Investments	25	89,800	—	—	89,800	—	—	89,800	89,800
		90,488	—	—	90,488

Financial assets not measured at fair value
Non-current receivables	20	—	97,116	—	97,116	—	—	97,116	97,116
Trade and other receivables *	22	—	250,312	—	250,312	—	—	—	—
Cash and cash equivalents	—	—	146,529	—	146,529	—	—	—	—

41

CMB.TECH	Financial HY Report 2026

		—	493,957	—	493,957

Financial liabilities measured at fair value
Interest rate swaps	—	20	—	—	20	—	20	—	20
		20	—	—	20

Financial liabilities not measured at fair value
Secured bank loans	16	—	—	3,187,820	3,187,820	—	3,277,577	—	3,277,577
Unsecured bank loans	16	—	—	2,940	2,940	—	2,940	—	2,940
Unsecured other notes	16	—	—	203,287	203,287	204,195	—	—	204,195
Other borrowings	16	—	—	2,150,673	2,150,673	—	2,175,537	—	2,175,537
Lease liabilities	16	—	—	5,049	5,049	—	5,121	—	5,121
Trade and other payables *	17	—	—	143,653	143,653	—	—	—	—
		—	—	5,693,422	5,693,422
* Deferred charges, deferred fulfillment costs and VAT receivables (included in other receivables) (see Note 22), deferred income and VAT payables (included in other payables) (see Note 17), which are not financial assets (liabilities) are not included.
Measurement of fair values
Valuation techniques and significant unobservable inputs
Level 1 fair value was determined based on the actual trading of the unsecured notes, due in 2026, and the trading price on June 30, 2026. The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

Financial instruments measured at fair value
Type	Valuation Techniques	Significant unobservable inputs
Forward exchange contracts
Forward pricing: the fair value is determined using quoted forward exchange rates at the reporting date and present value calculations based on high credit quality yield curve in the respective currencies.
Not applicable

42

CMB.TECH	Financial HY Report 2026

Financial instruments measured at fair value
Interest rate swaps
Swap models: the fair value is calculated as the present value of the estimated future cash flows. Estimates of future floating-rate cash flows are based on quoted swap rates, futures prices and interbank borrowing rates.
Not applicable
Commodity derivatives	Fair value is determined based on the present value of the quoted forward price.	Not applicable
Equity investments	The valuation is based on either the multiple approach or the net asset value, depending on the investee's industry characteristics and the nature of its operations	EBITDA multiple; Discount for lack of marketability; Control premium or minority discount; Underlying fair value inputs used in the NAV calculation.

Financial instruments not measured at fair value
Type	Valuation Techniques	Significant unobservable inputs

Non-current receivables (consisting primarily of shareholders' loans and cash security deposits)	Discounted cash flow	Discount rate and forecasted cash flows

Lease receivables	Discounted cash flow	Discount rate

Other financial liabilities (consisting of secured and unsecured bank loans and lease liabilities)	Discounted cash flow	Discount rate

Other financial notes (consisting of unsecured notes)	List price	Not applicable

Transfers between Level 1, 2 and 3
There were no transfers between these levels in 2025 and for the six-month period ended June 30, 2026.
Liquidity risk
Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The sources of financing are diversified and the bulk of the loans are irrevocable, long-term and maturities are spread over different years.
The following are the remaining contractual maturities of financial liabilities:

43

CMB.TECH	Financial HY Report 2026

		Contractual cash flows June 30, 2026
(in thousands of USD)	Note	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans and other notes	16	3,268,024	4,180,963	576,087	2,603,878	1,000,998
Other borrowings	16	2,179,036	3,122,017	313,482	1,074,668	1,733,867
Lease liabilities	16	5,601	6,330	1,767	1,627	2,936
Trade and other payables *	17	172,632	172,632	157,560	15,072	—
		5,625,293	7,481,942	1,048,896	3,695,245	2,737,801

		Contractual cash flows December 31, 2025
(in thousands of USD)	Note	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans and other notes	16	3,394,047	4,388,777	759,149	2,845,993	783,636
Other borrowings	16	2,150,693	3,121,500	395,002	949,471	1,777,028
Lease liabilities	16	5,049	5,763	1,793	3,915	56
Trade and other payables *	17	143,653	143,653	143,653	—	—
		5,693,442	7,659,694	1,299,596	3,799,379	2,560,719

* Deferred income and VAT payables (included in other payables) (see Note 17), which are not financial liabilities, are not included.
The Group has secured bank loans that contain loan covenants. A future breach of covenant may require the Group to repay the loan earlier than indicated in the above table. As of June 30, 2026 and December 31, 2025, the Group was in compliance with all of the covenants contained in the debt agreements.
The interest payments on variable interest rate loans in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. It is not expected that the cash flows included in the table above (the maturity analysis) could occur significantly earlier, or at significantly different amounts than stated above.

44

CMB.TECH	Financial Report HY 2026
Note 19 - Deferred tax assets and liabilities
CMB.TECH NV and its subsidiaries had available combined cumulative tax losses and other tax credits carried forward of $292.4 million and $244.4 million as of June 30, 2026 and December 31, 2025, respectively. Under current local tax laws, these loss carry forwards have an indefinite life and may be used to offset future taxable income of CMB.TECH NV and its subsidiaries.
The Company did not recognize deferred tax assets of $68.3 million and $59.2 million as of June 30, 2026 and December 31, 2025, respectively, that can be carried forward against future taxable income, because it is not considered more likely than not that these deferred tax assets will be utilized in the foreseeable future.
Note 20 - Non-current receivables

(in thousands of USD)	Note	June 30, 2026	December 31, 2025

Shareholders loans to joint ventures	25	21,129	20,222
Derivatives	—	557	—
Cash guarantees and deposits	—	57,303	57,534
Other non-current receivables	—	19,029	19,360
Total non-current receivables		98,018	97,116

The shareholder loans to joint ventures mainly relates to the loans provided to BeHydro and JPN H2Hydro and to joint ventures within the Windcat group of companies, i.e. TSM Windcat and FRS Windcat Offshore
Logistics.
The cash guarantees and deposits as of June 30, 2026 mainly relates to a cash security of $51.4 million lodged with the High Court of Malaysia in January, 2024. The cash security equals the claimed amount and was required to lift the arrest on the vessel Oceania which was subsequently sold and delivered to her new owners (see Note 23). Based on the current status of the proceedings and the expected timeline for a final resolution, management has applied judgment and estimates that recovery of the cash security lodged with the
High Court is not expected within twelve months after the reporting date. Accordingly, the related receivable has been classified as a non-current asset, with an estimated realisation period of approximately two years.
The other non-current receivables mainly relates to an advancement for the development of ammonia-
powered engines for its new bulk carriers. The amount may be recovered through future engine deliveries.
Note 21 - Inventory
The carrying amount as per June 30, 2026, of the bunker inventory on board of the vessels amounted to
$93.7 million (2025: $55.7 million), and the carrying amount of the lube oils amounted to $23.6 million as per June  30, 2026 (2025: $17.5 million).
The increase in bunker inventory is primarily driven by an increase in bunker prices as well as more vessels operating on the spot market.
Bunker expenses and consumed lubricants are recognized in profit or loss upon consumption. Bunker expenses are presented within voyage expenses (see Note 10), while lubricants are included within vessel operating expenses.
Other inventory as of June 30, 2026 amounts to $3.4 million (2025: $4.0 million) and relates to trucks purchased to be converted into hydro-trucks for resale and spare parts used for the con-version of regular engines to hydrogen-powered engines.

45

CMB.TECH	Financial Report HY 2026
Note 22 - Trade and other receivables

(in thousands of USD)	June 30, 2026	December 31, 2025

Trade receivables	205,265	141,937
Trade receivables - TI Pool	9,403	40,623
Contract assets	81,483	39,874
Accrued interest	460	361
Deferred charges	43,083	56,171
Deferred fulfillment costs	15,360	11,424
Other receivables	60,147	30,247
Derivatives	487	206
Total trade and other receivables	415,688	320,843

The increase in trade receivables is primarily attributable to more vessels operating on the spot market and improved freight markets as at the end of June 2026.
Trade receivables - TI Pool relate to income to be received by the Group from the Tankers International
Pool. These amounts decreased in the first six months of 2026, as all vessels had left the pool by June 30,
2026.
The increase in contract assets is mainly due to improved freight markets and more vessels trading on the spot market.
During the year, the Group entered into two revolving working capital facility agreements with entities of the Andefu Group. Jiangsu Andefu, an equity-accounted investee, is a related party (refer to Note 25). Each facility matures within 12 months of the drawdown date. As of 30 June 2026, approximately $22 million was drawn under these facilities and reflected as Other receivables.

46

CMB.TECH	Financial Report HY 2026
Note 23 - Provisions and contingencies

(in thousands of USD)	Note	Onerous contract	Total

At January 1, 2026		—	—
Additions	-	14	14

Balance at June 30, 2026		14	14
Non-current	-	—	—
Current	-	14	14
Total		14	14

The Group is currently involved in three litigations. If applicable, the necessary provisions related to legal and arbitration proceedings are recorded.
The Group is first of all involved in litigation against FourWorld before the Belgian Courts. A writ of summons before the Enterprise Court of Antwerp on behalf of CMB NV was served by FourWorld on April
8, 2024. A similar summons was served on CMB.TECH NV on the same day. Following FourWorld's request to the defendants to produce additional documents, the court reset the initial procedural agenda. In accordance therewith, oral pleadings in court took place on 2 and 23 February 2026 focusing just on the admissibility of FourWorld's claim and its request for additional documents to be produced. In its judgment of 30 March 2026, the Enterprise Court of Antwerp rejected in full FourWorld’s requests for production of documents and for the imposition of a preliminary measure prohibiting the destruction of information. The Court has dismissed some of the defendants' pleas of inadmissibility, while reserving its decision on the remaining admissibility issues and the merits of the case. The parties were to agree a new procedural calendar for the further handling of the remaining issues and the merits but this hasn't happened yet.
Secondly, FourWorld and other dissenting share-holders have commenced legal proceedings before the
Court in Bermuda with respect to CMB.TECH’s takeover of and merger with Golden Ocean Group Limited
(“GOGL”). In August 2025, the shareholders of GOGL were asked to vote for a merger with CMB.TECH
Bermuda Limited (“CMBT Bermuda”) with the latter absorbing GOGL. The exchange ratio was 0.95 shares in
CMBT Bermuda for every GOGL share. The merger was approved by the necessary majority and proceeded on August 20, 2025. Three former shareholders in GOGL who did not vote in favour of the merger (“the dissenting shareholders”) have issued proceedings in Bermuda against CMBT Bermuda in which they claim
(i) a declaration that they are entitled to be paid $14.49 per share for their shares in cash (the “cash claims”)
or alternatively (ii) appraisal by the Court of the fair value of their shares pursuant to Bermudan law (the
“appraisal claims”). The Bermudan Court has ordered to first hear the cash claims, case managed together, and then the appraisal claims. The hearings in the cash claims took place on 21 and 22 January 2026.
In its judgment of 21 May 2026, the Bermuda Court considered whether Bermudan law entitles dissenting shareholders to demand immediate cash payment of the fair value figure stated in a merger notice, and whether that figure must be expressed as a standalone cash sum. While the Court found in principle that fair value should be stated in cash terms in a meeting notice, it rejected the dissenting shareholders' primary claim that CMBT Bermuda was immediately liable to pay them $14.49 per share in cash. Their recourse is therefore limited to a Court appraisal of fair value under Section 106(6) of the Act, to be determined in separate Appraisal Action pro-ceedings. Importantly, the Court confirmed that the same valuation methodology must be applied con-sistently to both the Golden Ocean shares and the CMBT shares when calculating any credit due to CMBT. Applying a consistent methodology to both sides of the equation will result in no material delta being owed to the dissenting shareholders. In the meantime, the dissenting shareholders have appealed against this decision and CMBT has lodged a coun-terappeal. The case in appeal will be pleaded in court in November 2026.
Lastly, the Group remains involved in litigation concerning the Oceania. A cash security of MYR 210 million
($51.4 million) was lodged with the High Court of Malaysia in January 2024 (see Note 20) pending resolution of the claim in conversion of the cargo brought by Black Swan in the Malaysian High Court. On

47

CMB.TECH	Financial Report HY 2026
May 7, 2025, the Group obtained an arbitration award in its favour in the London arbitration proceedings against Silk Straits, CMB.TECH’s sub-contractors who in turn had sub-contracted on back-to-back terms with Black Swan.
The tribunal held that Silk Straits, under the relevant storage agreement, is to indemnify CMB.TECH and pay the Group’s claim against Silk Straits of (currently) approximately $4 million, plus interest and costs. Lawyers are enforcing the London Award against Silk Straits in both UK and  Malaysia. The conversion claim brought by Black Swan against CMB.TECH remains complex and pending before the Malaysian High Court. Witnesses were heard at the end of July. Written closing submissions will be filed shortly and an oral hearing on those submissions will be held in November 2026, with judgment being reserved for end of this year or beginning of next year. It is expected that the losing party will appeal the judgment which means that a final judgment will only be rendered towards the end of 2028 all going well.
Considering the facts and circumstances of the case and external as well as internal advice from counsel, management is of the opinion that it is not more likely than not that an outflow of resources will be required to settle any obligation and that con-sequently no provision needs to be accounted for at the moment.
Note 24 - Business Combination
On January 16, 2026, the Group acquired the remaining 51% of the shares of Cleanergy Solutions
(Namibia) Pty Ltd, obtaining control of an entity previously accounted for as a joint venture. Cleanergy launched Africa’s first integrated green hydrogen facility at Farm 58 in Walvis Bay in September 2025.
In accordance with IFRS 3, the previously held equity interest was remeasured to fair value at the acquisition date, with the resulting gain recognised in other operating income.
Business combinations completed in prior periods
On March 12, 2025, CMB.TECH completed the acquisition of a controlling interest in Golden Ocean Group
Limited ("Golden Ocean"), following which CMB.TECH held 40.8% of Golden Ocean's out-standing ordinary shares. The combination was accounted for as a business combination under the acquisition method in accordance with IFRS 3, with CMB.TECH identified as the accounting acquirer. Between March 24, 2025, and April 3, 2025, CMB.TECH acquired an additional 17,036,474 Golden Ocean common shares in the open market.
On August 20, 2025, the stock-for-stock merger was completed with CMB.TECH as the surviving entity and each
Golden Ocean common share was canceled, and such shares (other than shares that Golden Ocean, CMB.TECH, former CMB.TECH Bermuda or any of their respective subsidiaries own) were automatically converted into the right to receive 0.95 CMB.TECH ordinary shares (subject to adjustment, pursuant to the terms of the
Merger Agreement signed on May 28, 2025). The consideration transferred in shares amounts to
$1,461.4 million, representing the value of 95,952,934 newly issued CMB.TECH ordinary shares with a valuation of $15.23 per share.
The subsequent acquisitions of Golden Ocean shares as well as the merger were accounted for as a step acquisition of the non-controlling interest to equity on the basis of IFRS 10.B96.

48

CMB.TECH	Financial Report HY 2026
Note 25 - Investments
At fair value through profit or loss
As at June 30, 2026, the Group held equity investments measured at fair value through profit or loss amounting to $98.1 million. These investments comprise a 10% equity interest in Anglo-Eastern Univan Group Limited of
$45.0 million, a 15.92% equity interest in SwissMarine of $44.8 million. Additionally, during the year, the Group acquired shares with a value of $8.3 million, which are classified as short-term investments. The investments are classified within Level 1 and Level 3 of the fair value hierarchy. Changes in fair value are recognised in profit or loss. There was no material change in the fair value of either investment during the year ended
June 30, 2026 and, accordingly, no material fair value gain or loss was recognised in profit or loss. The
Company received a total dividend of $3.9 million during the first six months of 2026.
Equity-accounted investees

(in thousands of USD)	June 30, 2026	December 31, 2025
Assets
Interest in joint ventures	28,320	14,427
Interest in associates	36,072	7,095
TOTAL ASSETS	64,392	21,522

Associates

(in thousands of USD)	June 30, 2026	December 31, 2025
Carrying amount of interest at the beginning of the period	7,095	—
Business Combinations	—	6,322
Acquisitions	12,623	—
Group's share of profit (loss) for the period	16,354	773
Carrying amount of interest at the end of the period	36,072	7,095
The acquisitions of associates at June 30, 2026 are related to an additional stake of 5% in TFG Marine.
Joint Ventures
The following table contains a roll forward of the balance sheet amounts with respect to the Group’s joint ventures:

	ASSET
(in thousands of USD)	Investments in equity accounted investees	Shareholders loans
Gross balance	16,311	16,683
Offset investment with shareholders loan	495	(495)
Balance at January 1, 2025	16,806	16,188

Reversal prior year offset investment with shareholders loan	(495)	495
Group's share of profit (loss) for the period	(1,655)	—

49

CMB.TECH	Financial Report HY 2026

Dividends received from joint ventures	(4,525)	—
Movement shareholders loans to joint ventures	—	3,403
Business combinations	2,089	—
Transfer to assets held for sale	(1,232)	—
Translation differences	1,832	1,743

Gross balance	12,820	21,829
Offset investment with shareholders loan	1,606	(1,606)
Balance at December 31, 2025	14,426	20,223

Reversal prior year offset investment with shareholders loan	(1,606)	1,606
Group's share of profit (loss) for the period	5,141	—
Movement shareholders loans to joint ventures	—	1,609
Acquisitions	19,160	—
Translation differences	(392)	(934)
Exit from the consolidation scope	(9,783)	—

Gross balance	26,946	22,504
Offset investment with shareholders loan	1,374	(1,374)
Balance at June 30, 2026	28,320	21,130

The acquisitions of joint ventures at June 30, 2026 are related to the acquisition of 25% in Jiangsu Andefu
Ltd. (see Note 5).
The exit from the consolidation scope relates to the acquisition by H2Infra of the remaining 51% interest in
Cleanergy solutions Namibia (see Note 5 and 24).
Note 26 - Subsequent events
On July 14, 2026, the CTV FRS Windcat 65 was delivered.
On August 3, 2026, the Company announced the sale of the VLCC Donoussa (2016 - 299,999 dwt). This sale will generate a gain of approximately $74.3 million, based on the net sale price and book values. The vessel will be delivered to its new owner in the fourth quarter of 2026.
On August 11, 2026, the Company announced the sale of the Suezmax Bristol (2024 - 156,851 dwt). This sale will generate a gain of approximately $56.9 million, based on the net sale price and book values. The vessel will be delivered to its new owner in the fourth quarter of 2026.

50

CMB.TECH	Financial Report HY 2026
Note 27 - Standards issued but not yet effective
The Group elected not to early adopt the following new Standards, Interpretations and Amendments, which have been issued by the IASB and the IFRIC but are not yet effective as per June 30, 2026 and/or not yet adopted by the European Union as per June 30, 2026 and for which the impact might be relevant:
•IFRS 18 Presentation and Disclosure in Financial Statements
IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after January 1, 2027. The new standard introduces the following key new requirements:
•Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories.
Entities are also required to present a newly-defined operating profit subtotal. Entities' net profit will not change.
•Management defined performance measures (MPMs) are disclosed in a single note in the financial statements.
•Enhanced guidance is provided on how to group information in the financial statements.
In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.
The Group is still in the process of assessing the impact of the new accounting standard, particularly with respect to the structure of the Group's statement of profit or loss, the statement of cash flows and the additional disclosures required for MPM's. The Group is also assessing the impact on how information is grouped in the financial statements, including for items currently labelled as 'other'.
None of the other new standards, interpretations and amendments, which have been issued by the IASB and the IFRIC that  are not yet effective as per June 30, 2026 and/or not yet adopted by the European
Union as per June 30, 2026, are expected to have a material effect on the Group's future financial statements.
Note 28 - Statement on the true and fair view of the
consolidated financial statements and the fair overview of the management report
Mr. Patrick De Brabandere, Chairperson of the Supervisory Board, Mr. Alexander Saverys, CEO and Mr.
Ludovic Saverys, CFO, hereby certify that, to the best of their knowledge, (a) the condensed consolidated interim financial statements as of June 30, 2026 and for the six-month period then ended, which have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the IASB and as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and results of CMB.TECH NV and the entities included in the consolidation, and (b) the interim management report includes a true and fair overview of the information required to be included therein under Article
13 §5 and §6 of the Royal Decree of November 14, 2007 on the obligations of issuers of financial instruments admitted to trading on a regulated market.

51

CMB.TECH	Financial Report HY 2026
Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CMB.TECH NV
(Registrant)

Dated: September 23, 2026	By:	/s/ Alexander Saverys
Alexander Saverys
Chief Executive Officer